FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

FEBRUARY 2005 DISTRIBUTION OF US$0.14

Enterra Finalizes Settlement Agreement with Former Officers

Calgary, Alberta – February 15, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.14 per trust unit will be paid on March 15, 2005 in respect of the February 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business February 28, 2005.  The ex-distribution date is February 24, 2005.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to 100% of the distribution, to comply with recent proposed tax regulation changes.  The withholding tax rate is typically 15% for U.S. residents.

Enterra is also pleased to report that it has reached a settlement agreement with former officers of Enterra with regard to employment and bonus issues, as previously announced on January 31, 2005.  All bonuses have been returned to Enterra to be held pending approval of Enterra’s bonus plan at the upcoming Annual General Meeting, currently scheduled to be held on May 19, 2005.  Upon disinterested shareholder approval, bonuses will be returned to the former officers, less legal costs incurred by Enterra and its directors.  As per the terms of the settlement, there will be no severance obligations to Enterra.  “The settlement resolves the issues in question and allows Enterra to recover its costs,” stated Scobey Hartley, Chairman of Enterra’s Compensation Committee.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, President and CEO

The Equity Group Inc.

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Fax  (403) 294-1197

Rob Greenberg (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com